November 2, 2020
VIA EDGAR
Lisa Etheredge and Robert S. Littlepage
Office of Technology
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    SailPoint Technologies Holdings, Inc.
Form 10-K for the Year Ended December 31, 2019
Form 10-Q for the Period Ended June 30, 2020
File 001-38297
Dear Ms. Etheredge and Mr. Littlepage:
    SailPoint Technologies Holdings, Inc. acknowledges receipt of the letter dated October 27, 2020 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced documents. The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide our response.
    As discussed with Ms. Etheredge by telephone conversation on October 30, 2020, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before November 20, 2020.
    Please contact me at (512) 664-8739 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 if you have any questions or concerns regarding this matter.
Sincerely,
SAILPOINT TECHNOLOGIES HOLDINGS, INC.
By:     /s/ Christopher Schmitt
Name:    Christopher Schmitt
Title:    Senior Vice President and General Counsel

cc:    Mark McClain, Chief Executive Officer (SailPoint Technologies Holdings, Inc.)
Jason Ream, Chief Financial Officer (SailPoint Technologies Holdings, Inc.)
Lanchi Huynh (Kirkland & Ellis LLP)
SailPoint Technologies, Inc. | www.sailpoint.com
    11120 Four Points Drive, Suite 100 | Austin, Texas 78726 | T 512.346.2000